UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

     John A. St. Wrba
     16825 Northchase Dr., Suite 1200,
     Houston, TX  77060

2. Date of Event Requiring Statement (Month/Day/Year)

     February 5, 2003

3. IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

   NL Industries, Inc. (NL)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ( )Director ( ) 10% Owner ( X ) Officer (give title below) ( ) Other (spefify below)

    Vice President, Treasurer

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group  Filing (Check Applicable Line)
   ( X ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)

     No Securities Owned

2. Amount of Securities Beneficially Owned (Instr. 4)

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

4. Nature of Indirect Beneficial Ownership (Instr. 5)


TABLE II - Derivative Securities Owned (e.g., puts, calls, warrants, options, convertible securities)

 1.      Title of Derivative Security (Instr. 4)

 2. Date Exercisable and Expiration Date (Month/Day/Year) Date Exercisable Expiration Date

 3.      Title and Amount of Securities Underlying Derivative Security
         (Instr. 4)
         Title    Amount or Number of Shares

 4. Conversion or Exercise Price of Derivative Security


 5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr.
    5)


 6. Nature of Indirect Beneficial Ownership (Instr. 5)


Explanation of Responses:






  /s/ John A. St. Wrba                       2/12/03
**Signature of Reporting Person              Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure